Exhibit 99.3

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sergey Anisimov, Chairman of the Board and Yossi Ben Harosh, CEO and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd.  (the “Company”) which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Monday, December 7, 2015 at 16:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Shareholders and Proxy Statement relating to the Special Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHREHOLDERS OF

RIT TECHNOLOGIES LTD.

DECEMBER 7, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Software Development Agreement with Stins Coman Incorporated, the Company's controlling shareholder;

☐  for                               ☐  against                                ☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 1of the Proxy Statement for more information.

2.	To approve the employment terms of two executive officers in RiT and in its majority-owned subsidiary, RiT Wireless;

☐  for                               ☐  against                                ☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law.

3.	To approve the Services Agreement with Stins Engineering Pte, an affiliate of the Company's controlling shareholder;

☐  for                               ☐  against                                ☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_______________ Date: _________ , 2015 ____________   Date ___________, 2015
SIGNATURE                                                      SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.